Exhibit 21.1

PGT Innovations, Inc.

Subsidiaries

Name	State of Incorporation
PGT Industries, Inc.	Florida
CGI Windows and Doors Holdings, Inc. (wholly-owned by PGT Industries, Inc.)	Delaware
CGI Windows and Doors, Inc. (wholly-owned by CGI Windows and Doors Holdings, Inc.)	Delaware
WinDoor, Incorporated (wholly-owned by PGT Industries, Inc.)	Florida
LTE, LLC (wholly-owned by PGT Industries, Inc.)	Florida
CGI Commercial, Inc. (wholly-owned by CGI Windows and Doors, Inc.)	Florida